Filed by Raytheon Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Raytheon Company

Commission File No.: 001-13699

Date: October 11, 2019

From:	Tom Kennedy

To:	Raytheon’s employees

Subject:	Merger Update: Shareowners Approve Merger

Dear Raytheon colleague,

I am pleased to announce we have reached a significant milestone in our proposed merger with United Technologies Corporation.

Today, Raytheon and UTC shareowners formally approved our merger of equals during our respective special meetings.

With this step, we remain on track to close the merger during the first half of 2020. We are continuing to work closely with regulatory authorities in the U.S. and other jurisdictions to secure final approvals. At the same time, our integration and consolidation planning teams are preparing for a seamless Day 1 as Raytheon Technologies.

We will continue to keep the team informed as we progress on our merger-related milestones. The oneRTN Merger Information Hub is being regularly updated with new information relative to benefits and frequently asked questions.

As I think about our future as Raytheon Technologies, I am excited by the fact that we are better together. Combining Raytheon and UTC will make us much more competitive and resilient. We will have a very solid technological base and a very strong financial base; with projected 2019 pro-forma sales of about $74 billion and a team of 180,000 people on the ground in more than 50 countries. Bottom line: with this diversification and scale, we will be better positioned to achieve success in growth markets and withstand business cycles.

Change does not come without hard work. So I want to thank you and the entire Raytheon team for what you do each and every day – whether it be helping establish this merger of equals or continuing to meet our commitments to our customers and each other. Your focus on the task at hand is much appreciated.

Respectfully,

Tom

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. There can be no assurance that the proposed merger or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the joint proxy statement/prospectus (defined below) and the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, on September 4, 2019, UTC filed with the SEC an amendment to the registration statement on Form S-4 originally filed on July 17, 2019, which includes a joint proxy statement of UTC and Raytheon that also constitutes a prospectus of UTC (the “joint proxy statement/prospectus”). The registration statement was declared effective by the SEC on September 9, 2019, and UTC and Raytheon commenced mailing the joint proxy statement/prospectus to shareowners of UTC and stockholders of Raytheon on or about September 10, 2019. Each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or Form S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02451, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.